Exhibit 4.4

PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NEITHER THIS NOTE NOR ANY INTEREST THEREIN MAY BE REOFFERED OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE NOTE UNDER SAID ACT OR EVIDENCE SATISFACTORY TO ICX TECHNOLOGIES, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

$7,000,000.00	September 28, 2007

FOR VALUE RECEIVED, ICx Technologies, Inc., a Delaware corporation (“Borrower”), promises to pay to DP1 LLC, a Delaware limited liability company (“Lender”), the amount of Seven Million Dollars ($7,000,000.00) as hereinafter provided. All amounts shall be payable in money of the United States of America lawful at such time for the payment of public and private debts.

Payment of Principal. The remaining outstanding amount of this Note shall be paid in one installment payable on the ninetieth (90th) day following the date hereof (or if such date is not a business day, the next following business day) (the “Repayment Date”).

Payment of Interest. Interest on this note shall be payable in advance as follows:

(i) two percent (2%) of the funds advanced, payable on the date hereof by deduction from the funds advanced;

(ii) two percent (2%) of the aggregate amount then outstanding pursuant to this note on October 28, 2007; and

(iii) two percent (2%) of the aggregate amount then outstanding pursuant to this note on November 27, 2007;

provided that if any such date for payment of interest shall not be a business day, the applicable payment shall be made on the next following business day. The face amount of this Note represents an advance in the net amount of $6,860,000.00 made by the Lender to the Borrower together with the first up-front interest payment in the amount of $140,000.00 made by the Borrower. Payments of principal and interest hereunder shall be made by wire transfer of next-day funds to the account of Lender specified below:

Name of Account: DP1 LLC

Account Number: 530-195844

Name of Bank: J.P. Morgan Chase

Bank I.D. Number: 021 000 021

Prepayment. Amounts due pursuant to this note may be prepaid in whole or in part at any time without penalty. In the event of a prepayment, no refund of interest already paid to the Lender shall be made.

IPO Proceeds. Upon the Borrower’s receipt of proceeds from an initial public offering of its common stock substantially in accordance with the amended Form S-1 currently on file with the U.S. Securities and Exchange Commission, the Borrower shall forthwith repay all amounts then outstanding pursuant to this Note.

Further Assurances. The parties hereto agree to execute and deliver all such documents, certificates and consents as may reasonably be requested by either of them in order to carry out the intent and give effect to the purposes of this agreement.

Savings Clause. In the event any provisions hereof shall result, for any reason and at any time, in an effective rate of interest that exceeds the limit of the usury or any other law applicable to interest on the indebtedness evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall be (a) applied, to the extent of such excess, against the unpaid principal amount evidenced hereby with the same force and effect as though Lender had agreed to accept such extra payment(s) as a prepayment or (b) if the indebtedness has been fully paid, refunded by Lender to Borrower to the extent of such excess.

Successors. The provisions hereof shall be binding upon the legal representatives, successors and permitted assigns of Borrower and shall inure to the benefit of Lender and its successors and assigns by operation of law. Borrower shall not assign any of its obligations hereunder without the prior written consent of Lender. Lender may assign this Note to any third party with the prior written consent of Borrower, such consent not to be unreasonably withheld.

Amendment. The terms of this Note may be amended from time to time only by the duly authorized and approved written agreement of Borrower and Lender which specifically states that it is intended to amend this Note.

No Waiver by Lender. No delay, omission or waiver on the part of Lender in exercising any right under this Note will operate as a waiver of such right or any other right of such Lender, nor will any delay, omission, or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The rights and remedies of Lender are cumulative and not exclusive of any rights or remedies it would otherwise have.

Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of laws thereof.

IN WITNESS WHEREOF, Borrower has executed this Note as of the day and year first above written.

ICX TECHNOLOGIES, INC.

By	/s/ Daniel T. Mongan
Name:	Daniel T. Mongan
Title:	Vice President